                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                  Under the Securities and Exchange Act of 1934

                              FASHIONMALL.COM, INC.
    ---------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK ($.01 PAR VALUE)
    ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31186K 10 6
                                 (CUSIP Number)

                      ------------------------------------

                               Kenneth Koch, Esq.
                 Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                                666 Third Avenue
                        The Chrysler Center - 25th Floor
                            New York, New York 10017
                                 (212) 935-3000
    ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 2001
                  --------------------------------------------
             (Date of event which Requires Filing of this Statement)

              If the filing person has previously filed a statement
               on Schedule 13G to report the acquisition which is
              the subject of this Schedule 13D, and is filing this
    schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

 NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



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CUSIP NO. 31186K 10 6
---------------------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No.
         of Above Person
         Benjamin Narasin
-------------------------------------------------------------------------------


2        Check the Appropriate Box if                                (a) [   ]
         a Member of a Group                                         (b) [   ]
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3        SEC Use Only

-------------------------------------------------------------------------------
4        Source of Funds
         PF
-------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                  [   ]

-------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         U.S.A.
-------------------------------------------------------------------------------
                             7       Sole Voting Power
                                     3,768,655 shares including 100,000
     Number of Shares                shares underlying options
       Beneficially          --------------------------------------------------
         Owned by            8       Shared Voting Power
     Reporting Person
           With              --------------------------------------------------
                             9       Sole Dispositive Power
                                     3,768,655 shares including 100,000
                                     shares underlying options
                             --------------------------------------------------
                             10       Shared Voting Power

-------------------------------------------------------------------------------
11       Aggregate Amount Beneficially
         Owned By Each Reporting Person
         3,768,655
-------------------------------------------------------------------------------

12       Check box if the aggregate Amount
         in Row (11) Excludes Certain Shares                         [   ]
-------------------------------------------------------------------------------
13       Percent of Class Represented by
         Amount in Row (11)
         50.7%
-------------------------------------------------------------------------------
14       Type of Reporting Person
         IN
-------------------------------------------------------------------------------
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                                 Amendment No. 1
                                       to
                            Statement on Schedule 13D

         This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed on June 4, 1999, by Benjamin Narasin and relates to the common stock, par value $.01 per share (the "Common Stock"), of fashionmall.com, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.



Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         From the period beginning April 20, 2001 to May 7, 2001, Mr. Narasin purchased an aggregate of 105,680 shares of the Company's Common Stock on the open market.

         On May 3, 2001, Mr. Narasin purchased an aggregate of 134,875 shares of the Company's Common Stock from non-affiliates of the Company in privately negotiated transactions.

         Such purchases were made for investment purposes.

         Except for anything that arises in his capacity as Chief Executive Officer and President of the Company, Mr. Narasin has no plans or proposals which would relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

         (c) a sale or transfer of a material amount of assets of the Company;

         (d) any change in the present board of directors or management of the Company;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

         (j) any action similar to those enumerated above.

         Mr. Narasin intends to evaluate his investments in the securities of the Company and may, from time to time, acquire additional such securities or dispose of such securities.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and replaced by the following:

         (a) The equity securities to which this statement relates consists of 3,768,655 shares of Common Stock, including 427,500 shares of Common Stock owned by Grant Narasin, the minor son of Mr. Narasin, 427,500 shares of Common Stock owned by Electa Narasin, the minor daughter of Mr. Narasin, and 100,000 shares of Common Stock underlying options. Mr. Narasin has voting power over Grant and Electa Narasin's shares until April 9, 2018 and September 9, 2020, respectively. These equity securities represent approximately 50.7% of the outstanding shares of Common Stock of the Company.

         (b) Mr. Narasin has the sole power to vote and dispose of the Common Stock owned by him and Grant and Electa Narasin.

         (c) During the 60 days preceding the filing of this report,the only transactions involving Common Stock were as follows:

         During the past 60 days, Mr. Narasin has made open market purchases of the Company's Common Stock as set forth below:


               Date               Number of Shares          Price per Share
               ----               ----------------          ---------------
          April 20, 2001               5000                     $1.55
          April 20, 2001             10,000                     $1.62
          April 20, 2001                500                     $1.60
          April 20, 2001              2,000                     $1.63
          April 20, 2001              1,000                     $1.56
          April 20, 2001              2,200                     $1.63
          April 20, 2001              1,000                     $1.60
          April 20, 2001                300                     $1.60
          April 23, 2001                200                     $1.72
          April 23, 2001              1,100                     $1.72
          April 23, 2001                100                     $1.72
          April 23, 2001                700                     $1.64
          April 23, 2001              1,500                     $1.72
          April 23, 2001              2,000                     $1.72



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

          April 23, 2001              500              $1.73
          April 23, 2001            2,000              $1.72
          April 23, 2001              600              $1.72
          April 23, 2001            1,000              $1.74
          April 23, 2001            2,100              $1.72
          April 24, 2001              300              $1.83
          April 24, 2001            2,100              $1.88
          April 24, 2001              100              $1.78
          April 24, 2001              800              $1.92
          April 24, 2001            1,000              $1.95
          April 24, 2001            4,700              $2.00
          April 24, 2001            2,000              $1.90
          April 24, 2001            2,800              $1.83
          April 24, 2001              200              $1.83
          April 24, 2001            5,000              $1.89
          April 24, 2001              800              $1.92
          April 25, 2001            2,000              $1.96
          April 25, 2001            2,100              $1.96
          April 25, 2001            1,800              $1.96
          April 25, 2001            2,500              $1.94
          April 25, 2001              600              $1.95
          April 25, 2001              100              $1.95
          April 25, 2001              100              $1.95
          April 25, 2001              700              $1.95
          April 25, 2001              300              $1.95
          April 26, 2001              100              $2.11
          April 26, 2001              500              $2.30
          April 26, 2001              300              $2.15
          April 26, 2001            1,000              $2.01
          April 26, 2001              100              $2.10
          April 26, 2001              500              $2.11
          April 26, 2001              500              $2.25
          April 26, 2001            3,500              $2.04
          April 26, 2001            3,000              $2.15
          April 26, 2001            1,000              $2.06
          April 26, 2001              100              $2.25
          April 26, 2001            1,000              $2.25
          April 26, 2001              500              $2.15
          April 26, 2001            3,500              $2.06
          April 26, 2001            1,200              $2.15
          April 26, 2001            1,500              $2.15
          April 26, 2001            1,000              $2.25
          April 26, 2001            1,600              $2.10
          April 26, 2001            1,000              $2.25
          April 26, 2001              500              $2.30
          April 26, 2001              200              $2.09
          April 26, 2001            1,200              $2.25
          April 26, 2001              500              $2.30
          April 26, 2001            1,000              $2.25
          April 26, 2001            5,000              $2.05
          April 26, 2001              500              $2.15
          April 26, 2001            1,500              $2.06
          April 26, 2001            2,500              $2.06
          April 26, 2001              100              $2.10


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

          April 30, 2001            1,000              $2.02
          April 30, 2001            1,000              $2.01
           May 1, 2001              1,630              $1.96
           May 2, 2001              1,950              $1.95
           May 7, 2001                800              $1.84
           May 7, 2001                600              $1.88




         During the past 60 days, Mr. Narasin has made privately negotiated purchases of the Common Stock from non-affiliates of the Company as set forth below:




                           Date              Number of Shares         Price per Share
                           ----              ----------------         ---------------
                        May 3, 2001               9,227                   $2.50
                        May 3, 2001               4,769                   $2.50
                        May 3, 2001               8,398                   $2.50
                        May 3, 2001              28,884                   $2.50
                        May 3, 2001              11,128                   $2.50
                        May 3, 2001              12,837                   $2.50
                        May 3, 2001              13,628                   $2.50
                        May 3, 2001              11,983                   $2.50



                  (d)      Not applicable.

                  (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated: May 8, 2001                                /s/ BENJAMIN NARASIN
                                                 ------------------------------
                                                 Benjamin Narasin